Exhibit 99.1

Gateway Garage Partners October 08, 2021

Corporate Speaker:

●	Charles Follini; President; Gateway Garage Partners

PRESENTATION

Operator^ (Operator Instructions) Good afternoon and welcome to the Gateway Garage Partners Investors Call and Webcast. (Operator Instructions.) At this time I would like to turn the presentation over to Charles Follini, commonly known as CJ, CEO of Noyack Capital Partners and Manager of Gateway Garage Partners. Please go ahead.

Charles Follini^ Good afternoon. Thank you, [Brittney]. Good afternoon all and welcome to the inaugural six month investor call for Gateway Garage Partners. I am CJ Follini, the CEO of Noyack, manager of Gateway Garage Partners and I want to welcome you as well as thank you for joining us as investor partners.

I will keep my prepared remarks brief. And then present a few slides for information and of course open to Q&A as needed.

The past 18 months have presented unprecedented challenges for us all; hospitality, live events, and in-office work in Portland declined to zero for large stretches most over the last 18 months as they did throughout the U.S. If it’s possible to call out a silver lining in the face of such a black swan event it’s that the parking industry and this garage asset in particular showed tremendous resilience comparatively.

A validation for our choice of asset class I believe and further, I should mention, within approximately 70% of gross revenues comprised of our recurring licenses. Not one licensee defaulted on any payments. I think that’s important enough to repeat, no licensee defaulted on a payment nor were they late on a single payment.

While this event provided a stress test for this asset and asset class I wish it could have come with infinitely less cost to humanity. Going forward we are progressively heartened by the upward trend of transient demand and concomitantly revenue as occupancy at the adjacent Westin hotel improved and live events at the nearby State Theatre and Cross Arena slowly approach pre-pandemic levels.

We are also encouraged by the response to the fervent online marketing efforts that we have recently instituted via specialized parking apps, map apps such as Waze, Google Search and [geofencing] targeting.

With this, I will conclude my prepared remarks and let our monitor segue to the data slide we are presenting in order to present more information regarding the upward trends just mentioned. There will, of course, be ample time available for Q&A from investors. Thank you. [Ken], the slides please.

Okay, if I am back and you can hear me, well, the first slide shows a year-to-date 2021 average monthly occupancy rates. And as you can see at the (inaudible). Sorry about that. I had a little feedback so I am going to start again.

As you can see from the beginning of this slide, the early year, we had a lot of optimism — obviously premature due to the Delta variant and its effects. And there were additional shutdowns called for in Portland. Those lasted through early — through early spring. But since May, we have had a decided upward trend in occupancy rate.

Now, occupancy doesn’t always translate directly into revenue because occupancy rate is just that, it’s the occupancy of cars in the garage. And while there may be a lower occupancy, that only — that only could mean that some our licensees who have hundreds of cars on a monthly basis may not be using those spaces.

So it is not — it is not a complete direct relation to revenue because, although those licensees are not returning to the office, or to their — or to their [little condominiums] or using those spaces, they are still paying for those spaces. However, this also includes transient demand which clearly is on the upswing, as mentioned, due to the increase in occupancy at the nearby hotel, the Westin, as well as live events. Next slide, please.

Okay, so this is an activation chart which shows the net of new activations sans deactivations. So let me explain again. This shows how many new monthly parkers have purchased or have signed up as monthly parkers minus those that have left the garage as monthly parkers known as deactivations.

Again, similar trend. We had an optimistic start to the year coming out of last winter, and then Delta hit, and you see what happened in March, April, and May. But obviously the upswing has reoccurred, and June was a strong month due to our marketing efforts, and we are continuing a three-month uptrend, which we expect to continue through the end of the year. Next slide, please.

Okay, well this is where – sort of where the rubber hits the road. So again, you take the upswing in occupancy and more specifically the increasing monthly demand and transient demand, transient usage of the garage.

We also have the increasing activations for new monthly as well as live events. And as you can see since May we have had a very encouraging upswing trend that we fully expect and hope will, barring any additional impacts of new variants or the pandemic in total, will continue through the end of the year.

With that I want to open it up to Q&A where I feel the bulk of the information.

QUESTIONS AND ANSWERS

Operator^ (Operator Instructions). And we will take our first question from [John Willard] who’s a private investor.

Unidentified Participant^ Hi. Thanks for taking my call today. I was wondering if you’d look at the interest expense and if it would be possible to reconnect with now that we’re in a lower interest rate environment than when it was originated back in 2017? Sorry, the refinance the mortgage on the property.

Charles Follini^ Thank you, [John], for your question, and I have – we have an excellent relationship with this regional bank. It – our loan is held on their balance sheet, and the reality is while – and we could explore other refinancing options with other – with other lenders, but the reality is that unless we get a 1.5 percentage point to 2 percentage point rate given the – given the cost to do so probably wouldn’t make sense.

Now at the – I would say at the bottom of the 10 year, recently the interest rate as you know of the 10 year has moved upwards. As [an idea] of the pandemic we probably could have gotten a greater than 2% benefit, probably less than 3% overall total rate. However, as is always the case when you have – when there’s a good opportunity there’s always a reason and obviously it wouldn’t have been the optimal time to be presenting our pandemic revenues that we were in the midst of to an appraiser to then get.

And also there was a lot of lack of clarity. I spoke to many appraisers, we have other assets, spoke to many appraisers who did not even know how to model long term and some were taking a 30% contingency off the top regardless of whether it had data or substance behind it. So not an ideal time and now the rates have moved to a place that – where the refinancing probably would be close to a wash. However …

Unidentified Participant^ Thanks for the color.

Charles Follini^ Yes. Thank you.

Operator^ And we currently do not have any further questions on the line. I will turn the program back over to Mr. Follini for any additional or closing remarks.

Charles Follini^ Well I didn’t prepare any closing remarks. But I want to just put (inaudible) to that last question. We’re strong believers in right sizing our leverage. We ascribe to a modern portfolio theory and part of that is an optimizing leverage at all times to a 65% to 70% loan to value. We constantly look at taking advantage at distortion and the – and the debt market, the credit market as well as upswings in revenue that could yield – that could yield refinancing opportunities.

We don’t think this year presents those. But that doesn’t mean they won’t next year. And of course we will be vigilant. So I’ll wait and see if there’s any other questions but until then I have no further closing remarks.

Operator^ (Operator Instructions.) And there are no questions on the line at this time. This does conclude today’s program. Thank you for your participation. You may disconnect at any time.

Charles Follini^ Thank you very much.

Operator^ Have a wonderful day.

Charles Follini^ Thank you.

Operator^ Thanks you.